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                                                                 Exhibit (a)(8)


                               REGISTER.COM, INC.

                  ADDENDUM FOR EMPLOYEES IN THE UNITED KINGDOM

ADDITIONAL OPTION TERMS

   Your option documents will contain certain additional terms and conditions, including, but not limited to, provisions concerning data privacy, transferability, vesting during statutory notice periods, entitlement and the allocation of employer NIC (as described below).

MATERIAL TAX CONSEQUENCES

   The following is a general summary of the income tax consequences under current law of participating in the Offer for those individuals who are tax residents of the United Kingdom.. The summary is only intended to alert you to some of the material tax consequences you may want to consider in making your decision about the Offer. It does not discuss all of the tax consequences that may be relevant to you in your particular circumstances nor is it intended to apply to all option holders. It particularly does not apply to you if you are a citizen or resident of another country for local law purposes. In addition, you should note that tax laws change frequently, occasionally on a retroactive basis. You should consult with your tax advisor as to the tax consequences of your particular participation in the Offer.

   We anticipate making the New Options under a non-approved plan for U.K. tax purposes. Regardless of the terms of your returned options, you will be required to pay the employer national insurance contribution upon exercise of the New Option as described below.

   Option Exchange. You will not be subject to tax as a result of the exchange of an option for the right to receive a New Option.

   Grant of New Option. You will not be subject to tax when you receive the New Option.

   Exercise of New Option. You will recognize taxable income when you exercise your New Option in an amount equal to the difference between the fair market value of the shares on the date of exercise and the exercise price. Any income tax will be collected through the PAYE system.

   Upon exercise of an option granted after 5 April 1999, both employers and employees are required to pay national insurance contributions ("NIC") on the difference between the fair market value of the acquired shares on the date of option exercise and the exercise price paid for such shares. The employee NIC rate is currently 10% on earnings up to (L)30,420 per annum. The U.K. Government has announced that additional employee NIC at the rate of 1% will be payable in respect of all earnings (including earnings in excess of the upper earnings limit). It is likely that this will apply to all options exercised after April 5, 2003 to which NIC applies. Note that any New Options you receive will be subject to NIC, including the requirement to pay employer NIC as described below.

   Recent legislation allows an employer to transfer the employer's NIC liability to the employee in connection with the exercise, assignment, release or cancellation of options. As a condition to your receipt of the New Options, you will be required to pay the employer's NIC due with respect to the New Options and to enter into a joint election to be submitted to Inland Revenue pursuant to which you will agree to pay such NIC. The employer NIC rate is currently 11.8% with no cap; however, the U.K. government has announced that the employer NIC rate will increase to 12.8% for all options exercised after April 5, 2003 to which NIC applies. It is our understanding that you will be entitled to deduct such NIC payments in calculating the amount of taxable income upon exercise of the New Options. Accordingly, upon exercise of the New Options, you will be required to pay both the employee and employer NIC.

   Sale of Shares: When you sell your shares, you may be subject to capital gains tax on the difference between the sale price and the fair market value of the shares on the date of exercise, subject to any available annual exemption for capital gains. You may also be able to benefit from taxpayer relief to reduce your gain based on the number of years you hold the purchased shares.